                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              _____________________

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 3)
                                -----------------

                              EMERITUS CORPORATION
                              --------------------
                                (Name of Issuer)

                         Common Stock, $.0001 par value
                         ------------------------------
                         (Title of Class of Securities)

                                    291005106
                      -------------------------------------
                      (CUSIP Number of Class of Securities)

Daniel R. Baty                                                         Michael E. Stansbury
Emeritus Corporation                             with a copy to:       Perkins Coie LLP
3131 Elliot Avenue, Suite 500                                          1201 Third Avenue, 40/th/ Floor
Seattle, WA 98121                                                      Seattle, Washington 98101
(206) 289-2909                                                         (206) 583-8888

--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 April 11, 2001
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_]

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

                                  SCHEDULE 13D

CUSIP NO. 291005 10-6                                          PAGE 2 OF 7 PAGES

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Daniel R. Baty
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            4,227,351/1/
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             4,227,351/1/
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY DANIEL R. BATY
11
      4,227,351/1/
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                         [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      39.73%/1/
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

--------
     /1/ Daniel R. Baty directly owns 812,311 shares of Common Stock, and B.F., Limited Partnership, a Washington limited partnership of which Mr. Baty is a limited partner, owns 2,955,950 shares of Common Stock. Mr. Baty is also sole owner of Columbia-Pacific Group, Inc., a Washington corporation and general partner of B.F., Limited Partnership. In addition, this figure represents approximately 340,908 shares of Common Stock into which certain subordinated debentures held by Columbia Select, L.P., are convertible, and approximately 118,181 shares of Common Stock into which certain subordinated debentures held by Catalina General, L.P., are convertible. B.F., Limited Partnership is the general partner of both such limited partnerships. Mr. Baty has sole voting and dispositive power with respect to the shares that he owns directly, and through Columbia-Pacific Group, Inc., he indirectly has sole voting and dispositive power with respect to the shares that are owned by B.F., Limited Partnership, Columbia Select, L.P., and Catalina General, L.P. The percentage is based on 10,180,626 shares of Common Stock outstanding as of August 15, 2001. Note, however, as of the date of this report, that none of the debentures have been converted so Mr. Baty currently has no voting power over such shares.

                                  SCHEDULE 13D

CUSIP NO. 291005 10-6                                          PAGE 3 OF 7 PAGES

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      B.F., Limited Partnership
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      State of Washington
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            3,415,040/1/
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             3,415,040/1/
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY B.F., LIMITED PARTNERSHIP
11
      3,415,040/1/
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                         [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      32.10%/1/
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      PN
------------------------------------------------------------------------------

----------------
     /1/ Daniel R. Baty directly owns 812,311 shares of Common Stock, and B.F., Limited Partnership, a Washington limited partnership of which Mr. Baty is a limited partner, owns 2,955,950 shares of Common Stock. Mr. Baty is also sole owner of Columbia-Pacific Group, Inc., a Washington corporation and general partner of B.F., Limited Partnership. In addition, this figure represents approximately 340,908 shares of Common Stock into which certain subordinated debentures held by Columbia Select, L.P., are convertible, and approximately 118,181 shares of Common Stock into which certain subordinated debentures held by Catalina General, L.P., are convertible. B.F., Limited Partnership is the general partner of both such limited partnerships. Mr. Baty has sole voting and dispositive power with respect to the shares that he owns directly, and through Columbia-Pacific Group, Inc., he indirectly has sole voting and dispositive power with respect to the shares that are owned by B.F., Limited Partnership, Columbia Select, L.P., and Catalina General, L.P. The percentage is based on 10,180,626 shares of Common Stock outstanding as of August 15, 2001. Note, however, as of the date of this report, that none of the debentures have been converted so Mr. Baty currently has no voting power over such shares.

                                  SCHEDULE 13D
CUSIP NO. 291005 10-6                                          PAGE 4 OF 7 PAGES

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Columbia-Pacific Group, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      State of Washington
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            3,415,040/1/
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             3,415,040/1/
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY COLUMBIA-PACIFIC GROUP, INC.
11
      3,415,040/1/
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                         [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      32.10%/1/
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------

----------
     /1/ Daniel R. Baty directly owns 812,311 shares of Common Stock, and B.F., Limited Partnership, a Washington limited partnership of which Mr. Baty is a limited partner, owns 2,955,950 shares of Common Stock. Mr. Baty is also sole owner of Columbia-Pacific Group, Inc., a Washington corporation and general partner of B.F., Limited Partnership. In addition, this figure represents approximately 340,908 shares of Common Stock into which certain subordinated debentures held by Columbia Select, L.P., are convertible, and approximately 118,181 shares of Common Stock into which certain subordinated debentures held by Catalina General, L.P., are convertible. B.F., Limited Partnership is the general partner of both such limited partnerships. Mr. Baty has sole voting and dispositive power with respect to the shares that he owns directly, and through Columbia-Pacific Group, Inc., he indirectly has sole voting and dispositive power with respect to the shares that are owned by B.F., Limited Partnership, Columbia Select, L.P., and Catalina General, L.P. The percentage is based on 10,180,626 shares of Common Stock outstanding as of 8/15/01. Note, however, as of the date of this report, that none of the debentures have been converted so Mr. Baty currently has no voting power over such shares.

Item 1.  Security and Issuer.

     No amendment.

Item 2.  Identity and Background.

     This Schedule 13D relates to Daniel R. Baty, B.F., Limited Partnership, and Columbia-Pacific Group, Inc. Mr. Baty is President and sole shareholder of Columbia-Pacific Group, a Washington Corporation, which is the general partner of B.F., Limited Partnership, a Washington limited partnership, of which Mr. Baty is also a limited partner. The foregoing persons are filing this Amendment No. 3 to the Statement on Schedule 13D filed February 15, 2000, and amended June 30, 2000, and December 31, 2000, because they have recently acquired Common Stock and subordinated debentures convertible into Common Stock that in the aggregate represent an increase greater than 1% of the outstanding Common Stock of the Company.

     Mr. Baty's principal occupation is Chief Executive Officer and Chairman of the Board of the Company. His principal business address is as set forth in Item 1 above. Mr. Baty is a citizen of the United States of America and has not during the past five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or been subject to any judgment, decree or final order relative thereto.

     Columbia-Pacific Group, Inc. is a holding company that invests primarily in the senior living industry. B.F., Limited Partnership is also a holding entity with various venture capital investments. The principal business address for both is the same as Mr. Baty's.

Item 3.  Source and Amount of Funds or Other Consideration.

     Since the filing of Amendment No. 2 to this Schedule 13D on December 31, 2000, Mr. Baty has purchased 69,390 additional shares of Common Stock for an aggregate $67,851 that he owns directly. Those shares were purchased in the open market through a registered broker-dealer with personal funds of Mr. Baty. In addition, Mr. Baty indirectly acquired subordinated convertible debentures in April, July and August of 2001 that, when converted, would equal 459,090 shares of the Company's Common Stock. Of these debentures (calculated on an as-converted basis), approximately 340,908 were purchased for an aggregate $1,943,750 by Columbia Select, L.P., a limited partnership of which B.F., Limited Partnership is the general partner, using general funds of Columbia Select, L.P., and approximately 118,181 were purchased for an aggregate $848,250 by Catalina General, L.P., a limited partnership of which B.F., Limited Partnership is the general partner, using general funds of Catalina General, L.P.

Item 4.  Purpose of Transaction

     No amendment.

Item 5.  Interest in Securities of Emeritus Corporation

     (a) As of the date of this Amendment No. 3, Daniel R. Baty beneficially owns a total of 4,227,351 shares of Common Stock, which consists of: (i) 812,311 shares of Common Stock personally owned; (ii) 2,955,950 shares of Common Stock owned through B.F., Limited Partnership; and (c) 459,090 shares of Common Stock issuable upon conversion of certain subordinated convertible debentures that are currently convertible, which debentures are owned through B.F., Limited Partnership, as general partner of the two limited partnerships that own the debentures (see Item 5(b)).

                              (Page 5 of 7 Pages)

     As of the date of this Amendment No. 3, B.F., Limited Partnership beneficially owns: (i) 2,955,950 shares of Common Stock of the Company and (ii) subordinated debentures that are convertible into 459,090 shares of Common Stock, due to its capacity as general partner of Columbia Select, L.P., and Catalina General, L.P., owners of record of the subordinated convertible debentures.

     As of the date of this Amendment No. 3, Columbia-Pacific Group, Inc. beneficially owns, as general partner of B.F., Limited Partnership, the same 2,955,950 shares of Common Stock and 459,090 shares of Common Stock issuable under the subordinated convertible debentures, as does B.F., Limited Partnership.

     Based on 10,180,626 shares of Common Stock outstanding as of August 15, 2001, the percentage beneficial ownership (on an as-converted basis) is as follows:

         Daniel R. Baty:                    39.73%

         B.F., Limited Partnership:         32.10%

         Columbia-Pacific Group, Inc.       32.10%

     (b) Daniel R. Baty, both individually and in his capacity as President and sole shareholder of Columbia-Pacific Group, Inc., general partner of B.F., Limited Partnership, which is the general partner of Columbia Select, L.P. and Catalina General, L.P., record owners of the subordinated convertible debentures, has the sole power to vote and to direct the vote of and the sole power to dispose of and to direct the disposition of all 3,768,261 shares of Common Stock owned by him and by B.F., Limited Partnership, and upon conversion, would have the sole power to vote and to direct the disposition of the 459,090 shares of Common Stock issuable under the subordinated debentures. Note, however, that none of the subordinated convertible debentures have been converted as of the date of this report.

     (c) During the month of April 2001, Mr. Baty purchased directly a total of 65,390 shares of Common Stock in the Company, as reported on a Form 4 Statement filed jointly by Mr. Baty on behalf of himself, Columbia-Pacific Group, Inc. and B.F., Limited Partnership. Those shares were purchased at prices of $.99, $.87, $1.0245, $1.15 and $1.24 per share, for a total purchase price of $59,861. That Form 4 Statement was filed with the Securities and Exchange Commission (SEC) and the American Stock Exchange (AMEX), on May 10, 2001, and amended and re-filed on August 21, 2001, to reflect the indirect purchase during April 2001 of subordinated debentures that are convertible into approximately 227,272 shares of common stock at a total purchase price of $1,225,000.

     During June 2001, Mr. Baty purchased directly an additional 4,000 shares of Common Stock which were reported on a Form 4 Statement filed jointly by the same people on July 10, 2001. These shares were purchased at prices of $2.00, $2.05, $2.09 and $1.85 per share for a total purchase price of $7,990.

     Mr. Baty also filed a Form 4 with the SEC and the AMEX on August 10, 2001, to reflect his indirect purchase during the month of July 2001 of subordinated debentures convertible into approximately 113,636 shares of Common Stock, at a total purchase price of $718,750. In addition, Mr. Baty purchased indirectly, additional subordinated debentures convertible into approximately 118,181 shares of Common Stock during the month of August at a total purchase price of $848,250, and he filed a report on Form 4 with the SEC and AMEX on September 7, 2001.

     (d)  Not Applicable.

     (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Emeritus Corporation

     No amendment.

Item 7.  Material to be Filed as Exhibits

     None.

                               (Page 6 of 7 Pages)

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                September 13, 2001
                                ------------------------------------------------
                                                   (Date)

                                /s/ Daniel R. Baty
                                ------------------------------------------------
                                Daniel R. Baty


                                September 13, 2001
                                ------------------------------------------------
                                                   (Date)


                                B.F., LIMITED PARTNERSHIP

                                By: COLUMBIA-PACIFIC GROUP, INC.,
                                General Partner


                                By: /s/ Daniel R. Baty
                                   ---------------------------------------------
                                   Daniel R. Baty, President


                                September 13, 2001
                                ------------------------------------------------
                                                   (Date)

                                COLUMBIA-PACIFIC GROUP, INC.


                                By: /s/ Daniel R. Baty
                                   ---------------------------------------------
                                   Daniel R. Baty, President

                              (Page 7 of 7 Pages)